Exhibit 99.1

Luokung Technology Announces New Board Members and Executive Officers

Beijing, Aug. 27, 2018 -- Luokung Technology Corp. (Nasdaq: KONE) (“LK” or the “Company”), one of the leading mobile service and technology providers of long distance travel and a pioneer and leader of the railway Wi-Fi market in China, today announced that the appointments of the new members of the Company’s Board became effective upon the closing of the transactions contemplated in Asset Exchange Agreement (“AEA”) by and between the Company and C Media Limited, dated January 25, 2018. The new Board members are Mr. Xuesong Song, Mr. Dennis M Galgano, Dr. Jiming Ha, Mr. Zhihao Xu, Mr. Jin Shi and Mr. Kegang Peng (the “New Board”).

In addition, the New Board has appointed Mr. Xuesong Song as the new Chairman and CEO of the Company and Mr. Jie Yu as the new CFO, effective on August 19, 2018.

Mr. Xuesong Song is a co-founder of C Media Limited and served as its chairman of the board of directors and chief executive officer from 2012 until the consummation of the AEA. From February 2014 through April 2017, Mr. Song served as a director of Seven Stars Cloud Group, Inc. (NASDAQ: SSC) and from January 2013 through February 2015, Mr. Song served as a director of Pingtan Marine Enterprise Ltd. (NASDAQ: PME).

Mr. Galgano is a private investor and has over 45 years of investment banking and investment experience. Most recently he was a registered consultant with Morgan Joseph Triartisan LLC from November 2016 until October 2017 and he was the Vice Chairman and Head of International Investment Banking at Morgan Joseph TriArtisan LLC from January 1, 2013 to October 2016. From 1994 to 2001, Mr. Galgano was a Managing Director of New Street Advisors LP, a financial advisory and investment firm which he co-founded. He joined Morgan Joseph in 2001.

Dr. Jiming Ha has been a senior fellow of the China Finance 40 Forum since March 1, 2018, and previously served as a managing director of Goldman Sachs from January 2017 to April 2017. He was vice chairman and chief investment strategist of the Investment Strategy Group for Private Wealth Management (PWM) within the Investment Management Division of Goldman Sachs (Asia) from 2010 to 2017. Prior to joining the firm, Jiming Ha was chief economist at China International Capital Corporation from 2004 to 2010. Before that, he was a senior economist at the International Monetary Fund (IMF) from 1993 to 2004.

Mr. Zhihao Xu has served as the chief executive officer of Geely Group Co., Ltd. since December 2017, and previously served as the chairman and chief executive officer of Beijing Dingchengrenhe Investment Co., Ltd., a funds management company, from January 2017 to December 2017. Mr. Xu served as the chairman and president of HNA USOLV CO., LTD., and the chief innovation officer of HNA Logistics Group from January 2014 to December 2016, and prior to that as the chairman of Gopay Innovation Technology Co. Ltd., an online payment system operator supporting online money transfers, from April 2012 to January 2014.

Mr. Jin Shi has served as the managing partner of Chum Capital Group, a merchant bank focused on helping Chinese growth companies to access global capital, since January 2013. Mr. Shi has also served as a director of Seven Stars Cloud Group, Inc. (NASDAQ: SSC), a premium video on demand service provider, since January 2014, and joined the audit committee of its board of directors in March 2016. He has also served as a director and member of the audit committee of Pingtan Marine Enterprise, Ltd. (NASDAQ: PME), a marine enterprise group primarily engaged in ocean fishing through its subsidiaries.

Mr. Kegang Peng served as the Vice Chairman of the board of directors C Media Limited from October 2014 to the consummation of the AEA. Previously, from 2012 to 2014, Mr. Peng was chairman of the board and founder of Jiangsu Suqian Jinghaiboyuan Information and Technology Co., Ltd. From 2007 to 2012, Mr. Peng was CEO of Zhaoxun Media, which is currently the largest integrated media marketing operator in railway system in China. From 2005 to 2007, Mr. Peng served as the vice president of Huijia Educational Institution. From 1997 to 2005, Mr. Peng served as an engineer in The Beijing Railway Bureau.

On August 19, 2018, the Board appointed Messrs. Galgano, Shi and Ha as members of the Company’s Audit Committee, Messrs. Galgano and Shi as members of the Compensation Committee, and Messrs. Ha and Zhihao Xu as members of the Nominating and Corporate Governance Committee.

Mr. Xuesong Song, Chairman and the new CEO of the Company said: “I am honored that we have an experienced investment banker on Wall Street, an international economist, and a CEO from Fortune Global 500 firms as our board members, that the members of the board come from different countries, and that they have rich experiences and a highly strategic vision. The diversified culture and industrial background of the directors will lead the company to innovate and progress continuously. With common social responsibility and values, we will work together to lead the Company towards becoming a company with great value for our stockholders.

On August 24, 2018, the Board appointed Dr. Chuang Tao as a director of the Company and Mr. Pudong Zhang as the president of the Company, effective upon the closing of the acquisition of Superengine Holding Limited by a wholly-owned subsidiary of the Company. Dr. Tao was the Chairman of SuperEngine Graphics Software Technology Development (Suzhou) Co., Ltd. (“SuperEngine Suzhou”) until 2017 and Mr. Zhang is the CEO of SuperEngine Suzhou, an affiliated company of Superengine Holding Limited. On August 25, 2018, the Company’s subsidiary completed the acquisition of Superengine Holding Limited.

Dr. Tao is a serial entrepreneur and investor. He has served as the chairman of the board of Zhizhuo Capital since 2014, and is the co-founder and former CEO of PPTV. Dr. Tao was the Chairman of SuperEngine Suzhou from 2014 to 2017 and was the Chief Executive Officer of SuperEngine Suzhou from 2015 to 2016. Dr. Tao has been the President of The Seasky Angel Investment Alliance of Shanghai since 2015. Dr. Tao is a “crossover” legend of internet IT industry in China. He has plenty of overdrive experience in local and international internet companies. He has successively and successfully established and invested in many enterprises involved in the field of high-tech and big data, big consumption, big health, finance and cultural media and so on. Dr. Tao founded his first company GeoTango, a pioneer in internet 3D mapping. GeoTango was acquired by Microsoft in 2005, and Dr. Tao established Microsoft Virtual Earth mapping division. Dr. Tao was instrumental in building the Microsoft’s global mapping platform that serves over 150 countries and regions. Dr. Tao is currently the executive chairman of Chinese entrepreneur zhenghedao Shanghai and the Executive Vice - President of the Shanghai European and American Association.

Dongpu Zhang has served as the general manager of SuperEngine Suzhou since September, 2016. Mr. Zhang served as the vice president of the industrial development group of China Fortune Land Development Co., Ltd. and was responsible for the project planning and implementation of central enterprises from February 2014 to August 2016. Mr. Zhang served as the vice president of Aerospace Hi-Tech Holding Group Co., Ltd. from March 2009 to February 2014. Previously, Mr. Zhang served as the vice president of Hi-key Technology Co., Ltd. from January 2007 to March 2009 and the general manager of Beijing ZHSY Technology Development Ltd. from January 2000 to January 2007. Mr. Zhang is the vice president of the China Smart City Industrial Innovation Technology Alliance, and the project leader of the 863 project “smart city phase ii” of the Ministry of Science and Technology.

Mr. Xuesong Song, Chairman and the new CEO of the Company said: “we are all pleased to have Dr. Tao as a board member of the Company. Dr. Tao is the authoritative experts in international geographic information industry and the technical innovation and successful entrepreneurs in the industry. Dr. Tao led the Microsoft maps and local search division. Currently, his latest startup, wayz.ai, is focusing on high-precision smart maps. Dr. Tao’s vision of geographic information technology, rich industry experience, successful cross-border entrepreneurship and investment experience of the Internet will bring outstanding contributions to the development of the Company in the future.

Mr. Song added: “Mr. Zhang has rich industry experience and excellent market development abilities in smart city and other fields. He is leading SuperEngine to actively expand the application of SuperEngine Spatial-Temporal system technology in smart city, satellite, remote sensing, surveying and mapping and other fields. In the future, he will lead the Company to continue to expand into the huge industry market and help the Company to become the most important service provider of spatial-temporal big data in intelligent transportation, smart city and other fields.”

About Luokung Technology Corp.

Luokung Technology Corp. (“Luokung”) is one of the leading mobile service and technology providers of long distance travel and a pioneer and leader of the railway Wi-Fi market in China. Luokung’s core mobile application product, the Luokung platform, is a Location-based Service (LBS) social content and service distribution platform. Luokung mainly provides personalized and precise services to long distance travelers in two locations: on the train and at the destination. Based on the travel environment, the core elements of our users’ needs include staving off boredom on trains and discovering and exploring new locations upon arrival. Our main offerings include entertainment services (video and audio, digital reading material, games specific and tailored to the travel stage) and social services (satisfying the demand for value discovery of unfamiliar destinations through social interaction among strangers based on their locations). Luokung obtains travel users by the typical entrance for long-distance travel: offering free Wi-Fi services by systems deployed on the trains. Currently, 290 trains are in operation with the Luokung platform, covering about 200 million passenger trips per year. As the end of 2017, the Luokung platform had approximately 38 million users. More information may be found at http://www.luokung.com.

Business Risks and Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

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